UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

GRUPO SUPERVIELLE S.A. ANNOUNCES FOLLOW-ON EQUITY OFFERING

BUENOS AIRES, August 25, 2017. Grupo Supervielle S.A. (the “Company”), an Argentine financial group, together with Julio Patricio Supervielle, the Company’s controlling shareholder (the “Selling Shareholder”), announced today the commencement of a global offering of Class B shares of the Company, which consists of an international offering in the United States and other countries outside of Argentina (the “International Offering”) and a concurrent offering in Argentina (the “Argentine Offering” and together with the International Offering, the “Global Offering”).

In the aggregate, 70,000,000 Class B shares are being offered by the Company and 33,000,000 Class B shares are being offered by the Selling Shareholder in the Global Offering.  The International Offering consists of an offering of Class B shares, which may be represented by American Depositary Shares (“ADSs”) at the option of the international underwriters and has been registered with the U.S. Securities and Exchange Commission (the “SEC”).  Each ADS represents five Class B shares.  The Argentine Offering consists of a preemptive and accretion rights offering of Class B shares to existing shareholders and an offering of Class B shares.

The Company intends to grant the international underwriters an option to purchase up to 15,450,000 additional Class B shares, less any Class B shares subscribed by our existing shareholders (other than the Selling Shareholder) by exercising their preemptive and accretion rights.

The Selling Shareholder has agreed to assign its preemptive rights to subscribe up to 37,242,932 Class B shares and the related accretion rights to Banco Supervielle S.A., as subscription agent.  Subject to closing conditions set forth in the international underwriting agreement, the international underwriters may, to the extent necessary to ensure the availability of a sufficient number of Class B shares to consummate the International Offering, exercise these preemptive and accretion rights to purchase Class B shares to be offered in the International Offering.  In addition, the Company may offer in the Argentine Offering, and the international underwriters may acquire from the Company to be offered in the International Offering, Class B shares relating to preemptive and accretion rights that are not exercised by holders of such rights.

The Global Offering is expected to price on or about September 12, 2017.

A registration statement on Form F-3 and a prospectus supplement relating to the offer and sale of the Class B shares and the ADSs have been filed with the SEC and the registration statement has been declared effective by the SEC.

BofA Merrill Lynch is acting as global coordinator and joint bookrunner and Itaú BBA and J.P. Morgan are acting as joint bookrunners. AR Partners and Banco Supervielle are acting as local placement agents.

The International Offering will be made only by means of a prospectus and a related prospectus supplement. Before you invest, you should read the prospectus in the registration statement, together with the related preliminary prospectus supplement, and other documents we file with the SEC that are incorporated by reference in those documents for more complete information about the Company and the International Offering. Copies of the prospectus and preliminary prospectus supplement related to the International Offering may be obtained by contacting BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attention: Prospectus Department, or: dg.prospectus_requests@baml.com. Copies of the registration statement, the prospectus and the preliminary prospectus supplement related to the International Offering can be accessed through the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Argentine Offering has been authorized by the Comisión Nacional de Valores (“CNV”), the Argentine securities regulator, pursuant to Resolution No.18,856 dated July 18, 2017.  The CNV authorization means only that the information requirements of the CNV have been satisfied.  The CNV has not rendered any opinion in respect of the accuracy of the information contained in the Argentine prospectus.

Forward Looking Statements

This press release includes statements concerning potential future events involving Grupo Supervielle S.A. that could differ materially from the events that actually occur. The differences could be caused by a number of risks, uncertainties and factors relating to Grupo Supervielle S.A.’s business (please see “Risk Factors” in the preliminary prospectus supplement relating to the Global Offering filed with the SEC on the date hereof and our 2016 Form 20-F filed with the SEC on May 1, 2017). Grupo Supervielle S.A. does not undertake to update any forward-looking statements made in this press release to reflect future events or developments. No assurance can be given that the equity offering will be consummated or as to the ultimate terms of any such transaction.

Contact:

Ana Bartesaghi
Treasurer and Investor Relations Officer
Ana.Bartesaghi@supervielle.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: August 25, 2017	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer